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                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                               Commission File Number 1-13392
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(Check One):[X]Form 10-K and Form 10-KSB [ ]Form 11-K [ ]Form 20-F
            [ ]Form 10-Q and Form 10-QSB [ ]Form N-SAR

                 For Period Ended:
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K and Form 10-KSB
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q and Form 10-QSB
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                       PART I - REGISTRANT INFORMATION


Full name of registrant

                               US Diagnostic Inc.
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Former name if applicable

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Address of principal executive office (STREET AND NUMBER)

                      250 S. Australian Avenue, Suite 900
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City, state and zip code

                           West Palm Beach, FL 33401
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                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Effective June 2001, US Diagnostic Inc. ("USD") temporarily suspended the liquidation of its imaging centers under a plan of restructuring that was adopted in 2000. Instead, USD commenced negotiations with its senior lenders and an adhoc committee of debenture holders regarding restructuring its debt.

USD is not able to timely file its Annual Report on Form 10-K for the year ended December 31, 2001, without unreasonable effort or expense, because of the significant time and effort being devoted to its ongoing debt restructuring and its limited corporate resources.
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                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              P. Andrew Shaw              (561)               832-0006
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                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               US Diagnostic Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date April 1, 2002                   By /s/ P. Andrew Shaw
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USD expects to report a net loss for the year ended December 31, 2001 of not less than approximately $24.0 million compared to a $32.6 million net loss for the year ended December 31, 2000. The decrease in net loss is mainly attributable to an increase in net gain on sold/closed imaging centers and a decrease in interest expense. The net gain on sold/closed imaging centers was approximately $10.0 million in 2001 compared to approximately $3.9 million in 2000. This increase is due to a reduction in loss on closed imaging centers in 2001 to approximately $0.7 million compared to a loss of approximately $10.7 million in 2000. The decrease in interest expense is primarily due to a reduction of debt related to the sale of imaging centers during late 2000 and early 2001.